June 23, 2009
Mr. Jim B. Rosenberg
Senior Assistant Chief Accountant
Securities and Exchange Commission
Mail Stop 6010
450 Fifth Street, N.W.
Washington, D.C. 20549

Re:	NYMAGIC, INC. Form 10-K /for the Year Ended December 31, 2008 File No. 001-11238
Dear Mr. Rosenberg:
We are in receipt of your letter dated June 11, 2009 to the Company and provide the following responses:
Question:
Critical Accounting Policies, page 57
1.
To the extent that securities in your investment portfolio are guaranteed by third parties, please revise your disclosure to include the credit rating for those securities with and without the guarantee. Also, disclose any significant concentration in an individual guarantor, both direct exposure (i.e. investments in a guarantor) and indirect exposure (i.e. investments guaranteed by a guarantor).

Answer:
Supplementally, we advise the Staff that the Company maintains a portfolio of municipal bonds that has an average S&P rating of AA+. The average S&P rating includes certain municipal bonds that carry the benefit of insurance that provides credit enhancement. Excluding the benefit of this credit enhancement, the portfolio of municipal bonds has an average underlying S&P rating of AA-. The Company purchases municipal bonds with the intent of relying upon the underlying credit rating of the security exclusive of the credit enhancement provided by any financial guarantor.

The following table lists the financial guarantors, as well as the average S&P ratings and the average underlying S&P ratings, excluding the impact of credit enhancement, of the guaranteed municipal bonds in our investment portfolio. There are a total of 15 municipal securities with a fair value of $40.5 million containing credit enhancements.

Average
	Fair	Average S&P	Underlying
Financial guarantors:	Value	Rating	Rating
Assured Guaranty	$2.4 million	AAA	A+
FGIC	$0.3 million	AAA	AAA
Financial Security Assurance	$22.9 million	AAA	AA-
AMBAC	$3.6 million	AAA	A
Natl-Re	$8.1 million	AA	A
PSF GTE	$3.2 million	AAA	AA-

Total	$40.5 million
The Company does not have any investments directly in the above mentioned financial guarantors.
Supplementally, we advise the Staff that in future filings, we propose to include disclosure substantially consistent with the table set forth above.
Question:
2.
Please revise your disclosure regarding transfers into level 3 for residential mortgage-backed securities to clarify the specific inputs that became unobservable during the period, and to provide a quantitative and qualitative assessment of the impact that the key inputs and assumptions had on the valuation of the securities as of December 31, 2008. In addition, please disclose the business purpose for the transfer of the securities into the held to maturity category. Disclose the reasons why you transferred these specific securities, along with the factors that you consider in determining whether to transfer securities between investment categories.

Answer:
Supplementally, we advise the Staff that the Company’s Level 3 assets include its residential mortgage-backed securities (“RMBS”), as they are illiquid and trade in inactive markets. These markets are considered inactive as a result of the low level of trades of these securities.

During the quarter ended September 30, 2008, the Company concluded that the broker quotes utilized to provide fair value estimates for our RMBS for financial statement purposes reflected an increasing uncertainty brought about by a considerable amount of turmoil in the U.S. housing market. The pricing of these investments is complex and has many variables affecting price including: projected delinquency rates, projected severity rates, estimated loan to value ratios, vintage year, subordination levels, projected prepayment speeds and expected rates of return required by prospective purchasers. Accordingly, the valuations of these securities differed widely among brokers depending on their treatment of these facts and assumptions. While many of the inputs employed by brokers in pricing these securities were observable, many were unobservable and required greater estimation and judgment on our part. In addition, they varied from broker to broker. Thus, it became apparent to us that the severe market dislocation made it increasingly difficult to value such investments as trading became less frequent and market data became less observable. For example, assumptions regarding projected delinquency and severity rates became increasingly pessimistic and speculative due to increasing market uncertainty associated with these securities. Moreover, the requirements for high expected returns using pessimistic assumptions as required by the limited number of prospective purchasers of such securities in the market resulted in lower estimated quotes of estimated market prices for these securities. These inputs were used in pricing models to assist brokers in estimating current valuations for these securities. Their quantitative affect on broker quotes for these securities was therefore significant, despite credit ratings on the securities remaining unchanged. The average broker quote for our RMBS portfolio on June 30, 2008 was 76% of par value. As a result of stressing assumptions regarding projected delinquency and severity rates, the average broker quote for our RMBS portfolio on September 30, 2008 was 60% of par value. Further stressing the same assumptions resulted in average broker quotes for our RMBS portfolio of 41% of par value as of December 31, 2008. As such, because the establishment of fair value was significantly reliant upon unobservable inputs, the Company considered such investments to be in the Level 3 category.
The Company’s investments in RMBS amounted to $61.2 million at December 31, 2008. These securities are classified as held to maturity after the Company transferred these holdings from its available for sale portfolio effective October 1, 2008. The adjusted cost basis of these securities was based on a determination of the fair value of these securities on the date they were transferred.

Upon acquisition of the RMBS portfolio and prior to October 1, 2008, the Company was uncertain as to the duration for which it would hold the RMBS portfolio and appropriately classified such securities as available for sale. As a result of the increasing market uncertainty involved in the projected cash flows on these securities, as well as the widely disparate estimated prices of such securities among brokers depending on facts and assumptions utilized, we developed a process to perform an extensive analysis of the underlying structure of each RMBS in order to assure ourselves of its collectability. Accordingly, we constructed cash models to estimate the potential for impairment to these securities based upon default rates, severity rates and prepayment speeds consistent with reasonable expectations of their underlying cash flows. These assumptions were further stressed to provide a range of potential outcomes allowing us to assess any impairment. After reviewing the results of the analytical evaluation of the RMBS portfolio, we concluded that the economic or intrinsic value of these securities was not impaired. Additionally, we concluded, on the basis of this analysis, that there were no other-than-temporary impairments to these securities required to be recorded. Accordingly, the Company transferred such securities to the held to maturity classification as we had the intent and the ability to hold such securities to maturity. The Company’s decision was additionally influenced by the relatively low broker quotes reported when compared to the actual cash received on repayments and interest. The Company had never previously transferred securities to held to maturity, but considered this an unprecedented situation brought upon by the financial crisis in the markets.
Supplementally, we advise the Staff that in future filings, we propose to include disclosure substantially consistent with the disclosure set forth above.
Question:
Management’s Report on Internal Control Over Financial Reporting, page F-2
3.	Please review your Annual Report on Internal Control over financial reporting to include the language required by paragraph a(4) of Item 308 of regulation S-K.
Answer:
The Company will include the following additional statement in its Report on Internal Control Over Financial Reporting in prospective filings of its Annual Report on Form 10-K:
“The registered public accounting firm that audited the financial statements included in this report has issued an attestation report on the Company’s internal control over financial reporting.”
Question:
Exhibits 31.1 and 31.2, Certifications of Chief Executive Officer and Chief Financial Officer
4.
Your filed certifications include various references to “this annual report”. With the exception of the first paragraph of the certification, in which the report and the name of the registrant are identified, the certification must conform to the exact language specified in Item 601(31) of Regulation S-K, and the certification should not be modified in any way with respect to either annual or quarterly reports. Please revise your certifications.

Answer:
We will provide the corrected certifications as indicated above in all prospective annual and periodic filings.

Question:
Exhibit 10.71
5.
Based on your disclosures, it appears that Altrion Capital, L.P. (formerly known as Tricadia CDO Fund, L.P.) was a significant equity method investee for the year ended December 31, 2007, but not for the year ended December 31, 2008. Accordingly, it appears that under rule 3-09(b) of regulation S-X, you are required to provide financial statements for Altrion Capital, L.P. for the year ended December 31, 2008 (which may be unaudited if the equity method investee was not significant in the current year), in addition to the audited financial statements for the year ended December 31, 2007. Please amend your filing to provide the required financial statements.

Answer:
The Company’s disclosure regarding its investment in Altrion was based upon its reading of Rule 3-09(a) and Rule 3-09(b). The Company believes that having met the Rule 1-02(w)(3) test for significance in 2007, it was required by Rule 3-09(b) to file Altrion’s audited financial statements. The Company also believes that had it met merely the rule 1-02(w)(2) test for significance it would have permissibly filed Altrion’s unaudited financial statements pursuant to Rule 3-09(b). Not having met any of the Rule 1-02(w) tests for significance in 2008, however, the Company does not believe it is required to file financial statements for Altrion at all, as it interprets Rule 3-09(b) to require the filing of either audited or unaudited financial statements of an unconsolidated subsidiary only in the event that a Rule 1-02(w) significance test is met in the year in question.
The Company’s 2008 disclosure regarding this unconsolidated subsidiary, which accurately summarized Altrion’s financial statements, was made in the interest of transparency. And, although the Company believes that Rule 3-09 is somewhat ambiguous, it will nevertheless undertake to file as appropriate, in line with your comment, either audited or unaudited financial statements, for its unconsolidated subsidiaries in future filings.
The Company is responsible for the adequacy and accuracy of the disclosure in filings. The Company believes that the disclosures reported in its Form 10-K for the fiscal year ended December 31, 2008 are adequate. The Company acknowledges staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing and that the Company may not assert staff comments as a defense against in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Sincerely,
Thomas J. Iacopelli
Chief Financial Officer